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SECURITIES AND EXCHANGE COMMISSION
450, 5TH STREET
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
By:	/s/ NORIE C. CAMPBELL
Name: Norie C. Campbell Title: Associate Vice President

DATE: April 3, 2003

TD BANK FINANCIAL GROUP TAKES ACTION TO DELIVER ON
COMMITMENTS TO DEAL WITH UNDER-PERFORMING BUSINESSES

*All figures in CDN$ dollars.

TORONTO, April 3, 2003 — TD Bank Financial Group (TDBFG) will announce today at the Bank's 147th Annual Meeting in London, Ontario that it will restructure the international unit of its wealth management business, TD Waterhouse, and the US equity options arm of its wholesale banking operation, TD Securities, in a move to deliver on its previously stated commitment to address issues in these under-performing businesses. Restructuring plans are to be finalized and in place by the end of the second quarter and substantially implemented by the end of the current fiscal year.

"We have indicated on a number of occasions over the last few months that there were three issues that we were addressing — our corporate loan portfolio, our international wealth management business and our equity options business in the United States," said W. Edmund Clark, TDBFG President and Chief Executive Officer. "On the first issue, we are making good progress and are pleased with our results in exiting unprofitable loans in our non-core portfolio and following an extensive review and evaluation we are taking further action to tackle the two remaining issues."

Declining volumes in the discount brokerage business worldwide have resulted in excess capacity, which has impacted on the Bank's ability to profitably run a global brokerage model. Restructuring plans for TD Waterhouse International will include a streamlining of UK operations and discussions with its joint venture partners to agree on appropriate plans to manage the businesses in light of current trading volumes. TDBFG will incur restructuring costs of approximately $30 million, the bulk of which will be taken in the second quarter with the balance coming during the rest of the fiscal year as the plan is implemented.

"We made a commitment to take the necessary steps to bring TD Waterhouse to break even internationally by 2004, and it is now clear we needed to restructure," said Clark. "Once our restructuring plan is complete, we believe we will have the right infrastructure, market position and customer base to meet this commitment."

Dramatic volume and margin declines have been a major disappointment for the Bank's US equity options business since making the acquisition in March 2002. TDBFG has taken steps to stem the losses but has now reached the conclusion that it cannot turn the business around without a major shift in strategy and restructuring. TDBFG will retain a clearly focused equity options group centered in Chicago, with floor operations on the Chicago and American Stock Exchanges. TDBFG will take the bulk of a restructuring charge of approximately $80 million during the second quarter and the balance over the remainder of the fiscal year as the plan is implemented. Restructuring to develop a profitable niche is expected to take six to nine months. If the initial plan does not meet expectations, the Bank will take further action that would include up to an additional $50 million in restructuring costs.

It is not expected that the restructuring plans for either business will restore operations to a level that would justify the carrying amount of current goodwill. Accordingly, the Bank will write-down in TD Waterhouse International goodwill and book value of $305 million (excluding the goodwill associated with the Bank's joint venture with NatWest) and write-off $369 million of previously recorded goodwill associated with the equity options group through a charge to earnings in the second quarter.

"These problem areas are not new — I have publicly pointed to them over the last two quarters as areas that we were watching very closely. I have also said very clearly that I intend to address our problems proactively and transparently, by bringing issues forward sooner rather than later to rid ourselves of any obstacles standing in our way of generating sustainable and consistent earnings," said Clark. "In total these restructuring charges will cost us $0.12 per share and will save us $0.04 per share of losses per quarter that we have been incurring to date. These actions will make a positive difference in our earnings going forward and we look forward to moving ahead without distraction."

TDBFG expects little or no decline in its Tier 1 capital ratio, which stood at 8.5% as at January 31, 2003, for the second quarter because goodwill is largely already deducted in calculating the Tier 1 capital ratio. As a result, the Bank sees no change in its stated intention to review what to do with its capital surplus at the end of the year. Earnings are expected to be reduced approximately $1.15 per share when you consider the impact of both the restructuring and goodwill writedowns.

ABOUT TD BANK FINANCIAL GROUP

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$311 billion in assets, as at January 31, 2003. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

FORWARD-LOOKING STATEMENTS

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TDBFG. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include but are not limited to legislative or regulatory developments, competition, technological change, global capital market activity, interest rates, changes in government and economic policy, inflation and general economic conditions in geographic areas where TDBFG operates. These and other factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. TDBFG does not undertake to update any forward-looking statements.

FURTHER INFORMATION

Dan Marinangeli, Executive Vice President and Chief Financial Officer (416) 982-8002
Scott Lamb, Vice President, Investor Relations (416) 982-5075
John McNeil, Senior Manager, External Communications (416) 944-7161

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ANALYST CALL

TDBFG will hold an analyst conference call today, Thursday April 3, 2003 at 16h00 EST. The call will feature a presentation by W. Edmund Clark and will be followed by a question and answer period for analysts. The call is expected to last for approximately 60 minutes. The audio webcast as well as the slides to be referenced during the presentation can be viewed by accessing www.td.com/investor, clicking on Analyst Presentations and then on Live Investor Conference Call, April 3rd, 2003.

In addition, a recording of the presentation will be archived on TD's website following the webcast and will be available for replay for a period of at least one month.

CALL NUMBERS

Media / General Public: 1-888-571-5411 or 416-646-3096 (Listen Only)

REPLAY

Playback of the call may be accessed until Thursday April 10, 2003 by calling 1-877-289-8525 or 416-640-1917 and by entering passcode 245937#.

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FORM 6-K
SIGNATURES
TD BANK FINANCIAL GROUP TAKES ACTION